FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York - AG	January 17, 2017
Toronto – FR
Frankfurt – FMV
Mexico - AG

First Majestic Produces a Record 18.7M Silver Eqv. Oz in 2016 (4.4M Silver Eqv. Oz in Q4); Announces 2017 Production Outlook and Cost Guidance

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce the Company’s fourth quarter and full year 2016 production results, as well as production and cost guidance for 2017. Production costs are scheduled to be released on February 22, 2017 with the Company’s full-year and fourth quarter 2016 financial results.
Total production in 2016 reached a new record of 18.7 million equivalent ounces of silver, representing a 16% increase over 2015, consisting of 11.9 million ounces of silver, 62,436 ounces of gold, 33.2 million pounds of lead and 10.6 million pounds of zinc.
Production in the fourth quarter of 2016 totaled 4.4 million equivalent ounces of silver consisting of 2.8 million ounces of silver, 14,743 ounces of gold, 7.7 million pounds of lead and 1.2 million pounds of zinc.
As of December 31, 2016, the Company held US$129.0 million of cash in its treasury.
“2016 was an extremely volatile year with silver prices increasing from $13 per ounce in January to $21 per ounce in July before settling around $16 per ounce at year end,” said Keith Neumeyer, President & CEO. “This extreme volatility continued to drive our cost reduction strategy by adopting best practice policies throughout all areas of the business. Improvements in our operating procedures and the continuous search and use of new technologies allowed us to achieve new production records in 2016. Our record ending balance of cash and our increased investments in exploration and development in 2017 is expected to result in significant silver production growth in 2018 and beyond.”

Production Details Table:

Q4 2016	Q3 2016	Q/Q Change	Consolidated Production Results	FY 2016	FY 2015	Y/Y Change
			Operational
844,155	838,233	1%	Ore processed / tonnes milled	3,270,162	2,852,665	15%
4,380,477	4,524,619	(3%)	Total production - ounces of silver equivalent	18,669,800	16,086,271	16%
2,819,708	3,114,627	(9%)	Total silver ounces produced	11,853,438	11,142,109	6%
137	150	(9%)	Silver grade (g/t)	149	168	(12%)
76	77	(2%)	Silver recovery (%)	76	72	5%
14,743	14,452	2%	Gold ounces produced	62,436	25,467	145%
7,684,876	8,038,206	(4%)	Pounds of lead produced	33,185,745	40,149,170	(17%)
1,190,713	1,519,143	(22%)	Pounds of zinc produced	10,577,967	17,524,223	(40%)

Quarterly Operational Review:

Total ore processed during the quarter at the Company's six operating silver mines: Santa Elena, La Encantada, La Parrilla, Del Toro, San Martin and La Guitarra, amounted to 844,155 tonnes which is consistent compared to the previous quarter.

Silver grades in the quarter averaged 137 g/t compared to 150 g/t in the previous quarter. The slight decrease in silver grades is primarily due to lower grades at Del Toro in the month of October due to limited production at the high grade Dolores mine. As a result, the Company increased production rates at the San Juan mine to offset the decrease in ore production from Dolores. Beginning in November, production at the Dolores mine returned to normal operating levels.

Combined silver recoveries averaged 76%, relatively unchanged compared to the previous quarter’s average of 77%.

The Company's underground development in the fourth quarter consisted of 14,918 metres, reflecting a 17% increase compared to 12,764 metres completed in the previous quarter. The Company also completed 36,351 metres of diamond drilling in the quarter, representing a slight increase compared to 36,290 metres in the prior quarter. A substantial portion of the current drilling and development is for the purpose of updating Mineral Reserves and Resources which the Company expects to release in late March 2017. In addition, updated NI 43-101 Technical Reports for San Martin, Del Toro and La Parrilla are expected to be released in the first half of 2017.

Mine by Mine Quarterly Production Table:

Mine	Ore Processed	Tonnes per Day	Silver Grade (g/t)	Silver Recovery %	Silver Oz Produced	Gold Oz Produced	Pounds of Lead	Pounds of Zinc	Equivalent Silver Ounces
Santa Elena	257,771	2,802	89	89%	660,207	11,430	—	—	1,470,612
La Encantada	235,039	2,555	132	57%	567,930	22	—	—	569,504
La Parrilla	153,309	1,666	130	78%	497,466	260	1,856,882	1,190,713	699,497
Del Toro	82,767	900	157	82%	343,894	70	5,827,994	—	680,802
San Martin	76,848	835	254	81%	510,423	888	—	—	573,349
La Guitarra	38,422	418	246	79%	239,788	2,073	—	—	386,713
Total	844,155	9,176	137	76%	2,819,708	14,743	7,684,876	1,190,713	4,380,477
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $17.19 per ounce; Gold: $1,219 per ounce; Lead: $0.98 per pound; Zinc $1.13 per pound.

At the Santa Elena Silver/Gold Mine:

•
During the quarter, Santa Elena produced 660,207 ounces of silver and 11,430 ounces of gold for a total production of 1,470,612 silver equivalent ounces reflecting a 3% increase compared to the prior quarter.

•
The mill processed a total of 257,771 tonnes, consisting of 172,061 tonnes of underground ore and 85,710 tonnes from the above ground heap leach pad, representing an increase of 7% compared to the prior quarter.

•	Silver and gold grades of underground ore averaged 111 g/t and 1.9 g/t, respectively. Whereas silver and gold grades from the above ground heap leach pad averaged 45 g/t and 0.6 g/t, respectively.

•
At the end of the quarter, total development of the new San Salvador ramp reached 1,486 metres, or 65% of a 2,300 metre development plan. The new ramp will connect to the Main Vein along level 575 by April 2017. Once the ramp is completed, it is expected to improve underground productivity by reducing trucking bottlenecks.

•	A total of 3,029 metres of underground development were completed in the fourth quarter compared to 2,444 metres of development in the previous quarter.

•
A total of 6,493 metres of exploration drilling was completed in the fourth quarter compared to 3,520 metres of drilling in the previous quarter. The Company received assay results from the first four holes of a ten hole diamond drill program at the Ermitaño West property during the quarter. The results confirm the target structure was intersected in all four holes. Highlights include: Hole 16-04 intersected 17.9 metres averaging 11.4 g/t gold and 86 g/t silver, including 3.3 metres of 34.6 g/t gold and 242 g/t silver, at a depth of 194 metres below surface. True thickness is estimated to be 70% - 90% of reported intervals. This new discovery is located only 3.5 kilometres southeast of the Santa Elena mine. The Company anticipates the results from the next four drill holes by the end of January 2017.

At the La Encantada Silver Mine:

•
For the quarter, silver production reached 567,930 ounces representing a 17% decrease over the previous quarter. The decrease in production was primarily due to a 9% decrease in grades and a 5% decrease in tonnes milled.

•
Silver grades averaged 132 g/t during the quarter, or a 9% decrease compared to the prior quarter primarily due to the continued blending of ore from old stopes, stockpiles and the recovery of pillars. Grades are expected to improve towards the end of 2017 following the start of block caving production within the San Javier Breccia.

•
The roasting project advanced in the fourth quarter with the completion of site preparations and civil works. The excavation work for the installation of the foundations is expected to begin in February 2017. Manufacturing of the new roasting kiln is now 32% complete and initial equipment shipments to site for assembly are expected to begin before the end of March 2017. The Company continues to anticipate the completion of this circuit by the fourth quarter of 2017. Once in full production, the Company expects to recover an additional 1.5 million ounces of silver per year from the reprocessing of above ground tailings.

•
A total of 1,015 metres of underground development were completed in the fourth quarter compared to 519 metres of development in the previous quarter. The increase in development was primarily due to block caving preparation at the San Javier Breccia.

•	A total of 4,197 metres were drilled in the fourth quarter compared to 3,681 metres of drilling in the previous quarter.

At the La Parrilla Silver Mine:

•
During the quarter, the flotation circuit processed 98,546 tonnes (1,071 tpd) with an average silver grade of 138 g/t and an 83% recovery while the cyanidation circuit processed 54,762 tonnes (595 tpd) with an average silver grade of 114 g/t and a 68% recovery for total production of 699,497 silver equivalent ounces.

•
The lead circuit processed an average lead grade of 1.2% with recoveries of 74% for total lead production of 1.9 million pounds, representing a 13% decrease compared to the previous quarter. The decrease in lead production was primarily attributed to a 13% decrease in lead grades.

•
The zinc circuit processed an average zinc grade of 1.0% with recoveries of 54% for total zinc production of 1.2 million pounds, representing a 22% decrease compared to the previous quarter. The decrease in zinc production was primarily due to the lower circuit throughput and a 27% decrease in zinc grades.

•	Underground development completed in the quarter totaled 3,181 metres compared to 2,612 metres developed in the previous quarter.

•	A total of 5,665 metres were drilled in the fourth quarter compared to 5,115 metres of drilling in the previous quarter.

At the Del Toro Silver Mine:

•	For the quarter, Del Toro produced a total of 680,802 silver equivalent ounces representing a 4% decrease in production compared to the prior quarter primarily due to lower silver grades.

•
Silver grades and recoveries during the quarter averaged 157 g/t and 82%, respectively. The lower silver grade was primarily due to temporarily lower production of high grade ore from the Dolores mine in October.

•	Lead grades and recoveries averaged 4.6% and 70%, respectively, producing a total of 5.8 million pounds of lead, consistent with the previous quarter.

•	Underground development completed in the quarter totaled 2,377 metres consistent with 2,328 metres developed in the previous quarter.

•
Total exploration metres drilled in the quarter amounted to 3,614 metres compared to 6,643 metres of drilling in the previous quarter. The 46% decrease is due to the early completion of the 2016 drill program at Del Toro.

At the San Martin Silver Mine:

•
During the quarter, San Martin produced 510,423 ounces of silver and 888 ounces of gold for a total production of 573,349 silver equivalent ounces. Silver production increased 2% compared to the prior quarter primarily due to higher silver grades.

•	Silver grades and recoveries averaged 254 g/t and 81%, respectively, during the quarter. In addition, gold grades and recoveries averaged 0.4 g/t and 87%, respectively.

•
The construction project for the dry stack filter press installation continued during the quarter with the completion of the foundations. At of the end of 2016, the project was 33% complete. The filter presses, which are designed to recover and re-use tailings solution and to save on water consumption, are expected to be installed and undergo testing in late March 2017.

•	Underground development completed in the fourth quarter totaled 2,696 metres compared with 2,807 metres of development in the previous quarter.

•	Total metres drilled in the fourth quarter amounted to 7,069 metres compared to 7,817 metres of drilling in the previous quarter.

At the La Guitarra Silver Mine:

•
During the quarter, La Guitarra produced 239,788 ounces of silver and 2,073 ounces of gold for a total production of 386,713 silver equivalent ounces. Silver production decreased 9% compared to the previous quarter primarily due to a 5% decrease in silver recoveries and a 2% decrease in silver grade.

•	Silver grades and recoveries averaged 246 g/t and 79%, respectively, during the quarter. In addition, gold grades and recoveries averaged 2.3 g/t and 72%, respectively.

•
During the quarter, the 800 metre drift connecting the Soledad 1 and 2 veins, Nazareno vein and Coloso was completed. This newly completed drift will allow for further exploration drilling and development along these structures.

•	A total of 2,620 metres of development were completed in the fourth quarter compared to 2,055 metres of development in the previous quarter.

•	Total metres drilled in the quarter amounted to 9,315 metres compared to 9,515 metres drilled in the previous quarter.

2017 Production Outlook and Cost Guidance:

The Company anticipates 2017 silver production will range between 11.1 to 12.4 million ounces (or 16.6 to 18.5 million silver equivalent ounces) representing consistent silver production compared to 2016 and a slightly lower production of silver equivalent ounces primarily due to less by-product credits expected at Santa Elena and La Parrilla.

A mine-by-mine breakdown of the 2017 production guidance is included in the table below. Cash cost and AISC guidance is shown per payable silver ounce. Metal price and foreign currency assumptions for calculating equivalents are: silver: $16.50/oz, gold: $1,200/oz, lead: $1.00/lb, zinc: $1.20/lb, MXN:USD 20:1.

Mine	Silver Oz (M)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)
Santa Elena	2.6 - 2.9	5.4 - 6.0	0.90 - 1.46	6.22 - 7.24
La Encantada	2.6 - 2.9	2.6 - 2.9	9.83 - 10.17	12.35 - 12.90
La Parrilla	1.9 - 2.1	2.9 - 3.2	6.45 - 6.84	10.79 - 11.55
Del Toro	1.3 - 1.4	2.3 - 2.6	4.90 - 5.35	10.38 - 11.30
San Martin	1.8 - 2.0	2.0 - 2.2	8.31 - 8.66	11.77 - 12.41
La Guitarra	0.9 - 1.1	1.4 - 1.6	6.35 - 6.75	14.37 - 15.45
Totals:	11.1 - 12.4	16.6 - 18.5	$6.06 - $6.48	$11.96 - $12.88
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Consolidated AISC includes Corporate General & Administrative cost estimates and non-cash costs of $1.99 to $2.20 per payable silver ounce.

The Company is projecting its 2017 All-In Sustaining Cost per Ounce (“AISC”), as defined by the World Gold Council, to be within a range of $11.96 to $12.88 consolidated on a per payable silver ounce basis. Excluding non-cash items, the Company anticipates its 2017 AISC to be within a range of $11.36 to $12.21 per payable silver ounce. An itemized AISC cost table is provided below:

All-In Sustaining Cost Calculation (1)	FY 2017 ($ /Ag oz)
Total Cash Costs per Payable Silver Ounce (2)	6.06 - 6.48
General and Administrative Costs	1.38 - 1.53
Sustaining Development Costs	1.94 - 2.10
Sustaining Property, Plant and Equipment Costs	1.53 - 1.66
Sustaining Exploration Costs	0.45 - 0.48
Share-based Payments (non-cash)	0.53 - 0.59
Accretion of Reclamation Costs (non-cash)	0.07 - 0.08
All-In Sustaining Costs: (WGC definition)	$11.96 - $12.88
All-In Sustaining Costs: (WGC excluding non-cash items)	$11.36 - $12.21

1.
AISC is a non-GAAP measure and is calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. AISC is used as a comprehensive measure for the Company’s consolidated operating performance. WGC is a not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles, the definition of “sustaining costs” and the distinction between sustaining and expansionary capital costs.

2.	Total cash cost per payable silver ounce includes estimated royalties and 0.5% Mining Environmental Fee of $0.12 per ounce.

In 2017, the Company plans to invest a total of $124.0 million on capital expenditures consisting of $46.2 million for sustaining requirements and $77.8 million for expansionary projects. This represents a 40% increase compared to the 2016 capital budget and is aligned with the Company’s future growth strategy of developing additional mine production levels at each of the Company’s operations, preparing for the upcoming expansion at La Guitarra, completing the roasting circuit and preparing for block caving at La Encantada, in addition to the exploration work at Plomosas which is expected to result in a new Preliminary Economic Assessment in 2018.
The Company is planning to complete a total of 74,850 metres of underground development in 2017, representing a 51% increase compared to 49,428 metres completed in 2016. In addition, the Company is planning to complete a total of 183,000 metres of exploration drilling in 2017, representing an 85% increase compared to 98,678 metres completed in 2016.
The 2017 drilling program will consist of approximately 43,000 metres of diamond drilling intended to upgrade Resources to Reserves at La Parrilla, Del Toro, La Guitarra and Santa Elena; approximately 100,000 metres of diamond drilling intended to increase or add new Measured & Indicated or Inferred Resources at the six operating mines, with a focus at Nazareno in La Guitarra and the Ermitaño West project in Santa Elena; and drill approximately 40,000 metres at the Plomosas silver project.
The 2017 annual budget includes capital investments totaling $53.3 million to be spent on underground development, $33.2 million towards property, plant and equipment, $27.0 million in exploration and $10.5 million towards corporate automation and efficiency projects. Management has the option to make adjustments to the budget should metal prices have any dramatic price changes throughout 2017.

Conference Call

The Company will be holding a conference call and webcast on Wednesday, February 22, 2017 at 10 am PDT (1 pm EDT).
To participate in the conference call, please dial the following:
Toll Free Canada & USA:     1-800-319-4610
Outside of Canada & USA:    1-604-638-5340

Toll Free Germany:         0800 180 1954
Toll Free UK:             0808 101 2791
Participants should dial in 10 minutes prior to the conference.
Click on WEBCAST on the First Majestic homepage as a simultaneous audio webcast of the conference call will be posted at www.firstmajestic.com.
The conference call will be recorded and you can listen to an archive of the conference by calling:
Canada & USA Toll Free:        1-800-319-6413
Outside Canada & USA:        1-604-638-9010
Access Code:             1118 followed by the # sign
The replay will be available approximately one hour after the conference and will available for 7 days following the conference. The replay will also be available on the Company’s website for one month.

ABOUT FIRST MAJESTIC

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Cautionary Note Regarding Forward Looking Statements
This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of First Majestic Silver Corp.  Forward-looking statements include, but are not limited to, statements with respect to the future price of silver and other metals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved".  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of First Majestic Silver Corp. to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in First Majestic Silver Corp.'s Annual Information Form for the year ended December 31, 2015, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although First Majestic Silver Corp. has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  First Majestic Silver Corp. does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.